Exhibit 16

RICHARD J. LASHLEY
2 TRINITY PLACE
WARREN, NJ 07059

October 25, 2011

Via E-Mail, Fax and Overnight Mail

Ms. Pamela F. Russo
Corporate Secretary
HF Financial Corp.
225 South Main Avenue
Sioux Falls, South Dakota 57104

Re:           Supplemented Information for Nomination Notice as of Record Date

Dear Ms. Russo:

This letter serves as an addendum to the supplemented information that I provided to you earlier today, which remains accurate and is not superseded by this letter.  In light of HF Financial Corp.’s recently announced decision to reduce the size of its board of directors from seven directors to six directors, the PL Capital Group has decided to solicit proxies for only one of its two nominees, John Palmer.

Very truly yours,
/s/ Richard J. Lashley
Richard J. Lashley